INDEPENDENT PROXY ADVISORY FIRMS GLASS LEWIS AND ISS RECOMMEND THAT
OSISKO SHAREHOLDERS VOTE FOR THE PROPOSED ACQUISITION
OF THE ORION MINE FINANCE ROYALTY PORTFOLIO

Montréal, Québec, July 18, 2017 – Osisko Gold Royalties Ltd (TSX & NYSE: OR) (“Osisko” or the “Company”) is pleased to announce that Glass Lewis and Co. ("Glass Lewis") and Institutional Shareholder Services Inc. (“ISS”), two leading independent proxy advisory firms that provide voting recommendations to institutional investors, have recommended that shareholders of Osisko vote IN FAVOUR of the proposed acquisition of the Orion Mine Finance royalty portfolio dated June 5, 2017 (“Transaction”).

Sean Roosen, Chair of the Board and Chief Executive Office of Osisko noted “We are pleased to receive the positive endorsement for our transformational transaction to acquire the 74 royalty, metals stream, and offtake agreement assets from Orion Mine Finance. We believe this transaction complements our current portfolio extremely well and provides our shareholders with increasing near-term cash flows.”

Glass Lewis stated the Transaction to be “based on sound rationale”. In reaching its conclusion, Glass Lewis commented that the Transaction “would provide the Company with significantly greater size, scale and mineral diversification, which in turn could enhance the Company’s competitive position and access to capital” and as such recommended that Osisko shareholders vote FOR the share issuance resolution associated with the Transaction.1

ISS has also recommended that Osisko shareholders vote FOR the share issuance resolution associated with the Transaction for a number of reasons, including the fact “the proposed transaction makes strategic sense as shareholders might benefit from upside potential of the large royalty package with different advancement levels that maintains the Company's precious metals focus and diversifies the Company's portfolio while keeping low geopolitical risk. Moreover, the proposed transaction is expected to be immediately accretive to the Company's cash flow per share and to double the Company's near-term cash flow.”1

We encourage all Osisko shareholders to read the management information circular with respect to the Transaction, which was filed on Osisko’s issuer profiles on SEDAR and EDGAR on June 30, 2017. The management information circular is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and contains a detailed description of the Transaction.

Osisko’s Board of Directors and Management UNANIMOUSLY recommend that Shareholders vote FOR the share issuance resolution associated with of the Transaction.

___________________________
1Permission to quote from the ISS’and Glass Lewis’reports was neither sought nor obtained.

HOW TO VOTE

Due to essence of time, shareholders are encouraged to vote today using the internet, telephone or facsimile.

Registered shareholders of Osisko

Registered shareholders may vote by:

•	Internet: www.cstvotemyproxy.com
•	Telephone: 1-888-489-7352 (North American Toll Free)
•	Facsimile: 1-866-781-3111 (North American Toll Free) or 416-368-2502 (outside North America)
•	Mail: CST Trust Company, P.O. Box 721, Agincourt, ON M1S 0A1
•	Attending the meeting in person: 1 Place Ville Marie, Suite 4000, Montréal, Québec

Non-registered shareholders of Osisko

Shareholders who hold shares of Osisko through a bank or other intermediary will have different voting instructions. In most cases, non-registered shareholders will receive a voting instruction form as part of the meeting materials. Non-registered shareholders are encouraged to carefully follow the instructions found therein, on how to submit their votes.

SHAREHOLDERS QUESTIONS

Shareholders of Osisko who have questions regarding the Transaction or require assistance with voting may contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone or email as set forth below.

Laurel Hill Advisory Group

By telephone (North American Toll Free) at: 1-877-452-7184

By telephone (Collect Outside North America) at: +1-416-304-0211

By email at: assistance@laurelhill.com

About Osisko

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Prior to the Transaction announced on June 5, 2017, it held over 50 royalties and one stream, including a 5% NSR royalty on the Canadian Malartic Mine (Canada), a 2.0% to 3.5% sliding scale NSR royalty on the Éléonore Mine (Canada) and a silver stream on the Gibraltar mine (Canada). It maintains a strong financial position with cash resources of C$423.6 million at March 31, 2017 and has distributed C$39.4 million in dividends to its shareholders during the past eleven consecutive quarters. Osisko also owns a portfolio of publicly held resource companies, including a 15.3% interest in Osisko Mining Inc., 13.3% in Falco Resources Ltd. and 33.4% in Barkerville Gold Mines Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2. For more information, visit www.osiskogr.com.

For further information please contact, Osisko Gold Royalties:

Vincent Metcalfe
Vice President, Investor Relations
Tel. (514) 940-0670
vmetcalfe@osiskogr.com

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in this press release may be considered "forward-looking statements" or "forward-looking information" within the meaning of applicable Canadian and U.S. securities laws. Any statement that involves discussions with respect to predictions, expectations, interpretations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "interpreted", "management's view", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information. This forward-looking information is based on reasonable assumptions and estimates of management of the Company, at the time it was made, involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Osisko to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Although the forward-looking information contained in this news release is based upon what management believes, or believed at the time, to be reasonable assumptions, Osisko cannot assure shareholders and prospective purchasers of securities of the Company that actual results will be consistent with such forward-looking information, as there may be other factors that cause results not to be as anticipated, estimated or intended, and neither Osisko nor any other person assumes responsibility for the accuracy and completeness of any such forward-looking information. Osisko does not undertake, and assumes no obligation, to update or revise any such forward-looking statements or forward-looking information contained herein to reflect new events or circumstances, except as may be required by law.”